EXHIBIT 99.7
Evening Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q2 FY 08 RESULTS
OCT 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

CONFERENCE CALL PARTICIPANTS

 Joseph Foresi
 Janney Montgomerry Scott

 Trip Chowdhry
 Global Equities

 Julio Quinteros
 Goldman Sachs

 Moshe Katri
 Cowen & Co

 Mark Marostica
 Piper Jaffray

 Rod Bourgeois
 Bernstein

 Julie Santoriello
 Morgan Stanley

 Andrew Steinerman
 Bear Stearns

 David Grossman
 Thomas Weisel Partners

 Ashish Thadhani
 Gilford Securities

Operator
Good morning. My name is Cynthia and I will be your conference operator today. At this time, I would like to welcome everyone to the second quarter results conference call for fiscal 2008 for Infosys Technologies. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. I would now like to turn today's call over to Sandeep Mahindroo from Infosys. Please go ahead, sir.

Sandeep
Thanks Cynthia. Good morning and welcome everyone to this call to discuss Infosys financial results for the quarter ending September 30, 2007. I am Sandeep from the investor relations team in New York. Joining us today on this conference call is CEO & MD, Mr. Kris. Gopalakrishnan; COO Mr. SD Shibulal, and CFO Mr. V. Balakrishnan, along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently completed quarter, followed by the outlook for the quarter ending December 31, 2007 and year ending March 31, 2008. After that, we will open up the discussion for Q&A. Before I pass on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the rest of the company that the company faces. A full statement and explanation of these risks is available at our filings with the SEC. which can be found on www.sec.gov. I will now pass on to the management.

Kris Gopalakrishnan

Thank you Sandeep, and thank you all for participating in this call. Good afternoon, good evening, good morning to each one of you wherever you are. This is the first quarter we have achieved $1 billion in revenues. In that sense, it's a significant milestone for Infosys.  The growth has been 37% if you look vs the corresponding quarter last fiscal.

We have seen growth across the various industries and we are operating in banking & capital markets, insurance, retail, manufacturing, energy & utilities. So the growth has been very broad. We have seen growth across all of the top 25 customers when you look at it from a 12-month perspective. Quarter upon quarter, there are some variations. So this quarter, we saw the non-top ten clients growing faster, much faster than the top ten. But if you look at the last 12-month period, we have seen good growth from all our top clients.  We had added 48 new clients this quarter. So our ability to attract new clients to come to us is also very good. We have added about 8,500 employees gross this quarter. Though we said that we'll add 11,500, what happened was we had to postpone the joining dates for about 2,500 to October because our facility was not yet ready. We had some issues with the contractor for completion date. They could not procure cement for completion etc. But we will be adding to these employees in October. And in fact we are looking at a gross addition of 30,000 employees for the full year.

We have improved our operating margins to 27.5%, 2.8% increase from last quarter. So we have actually recovered from what happened in the first quarter because of the rupee appreciation within a very short period of less than a quarter. And that shows resilience of the model. That shows that we are able to leverage what levers we have in our business in order to sustain margins. We see margins in a narrow band of 50-100 basis points for the remainder of the fiscal. And our philosophy of having one of the highest margins in this industry continues to be a goal for Infosys.

We have revised our guidance for the rest of the year. When we started the year, we started with 28%-30%. Then we increased it to 29%-31%. And now we are seeing a growth of 34.5%-35% for the full year. That's almost a 4%-5% increase in our guidance for the full fiscal year. So with this, let me hand it over to Shibulal to give you more information on how the revenue segmented and things to that.

SD Shibulal

This is Shibulal. Thank you for joining this call. As Kris said, we have crossed $1 billion in revenue in a single quarter. It's a major milestone for Infosys. Our sequential growth was 10.1%. Out of that, the volume growth contributed 7.7% and the revenue productivity growth contributed 1.9%. Now we have seen overall growth in almost all segments. The BFSI segment, which is our largest segment, has grown 11.4%. Manufacturing grew at 10.2%. All of this is quarter on quarter. Retail grew 27.3% quarter on quarter, energy & utility segment grew 19.5% quarter on quarter. If you look at services, package implementation, consulting have grown. Consulting is now 5% of what we call true consulting. If I add package implementation which is also consulting oriented and is 18.7%, last quarter, it was 18.4%. So our total consulting revenue if you look at it in the industry standard way today is 24%. $ 241 million of revenue we derived from consulting this quarter. Our independent validation service has grown 13.6% quarter on quarter.

Again, giving some color on the revenue, our fixed price has gone up by a couple of hundred basis points to reach 31.5%. Our onsite has remained stable, marginally decreased from last quarter and it is 31.7% in Q2. Our revenue productivity has gone up - 1.9% blended, 2.9% onsite revenue productivity increased, 2.6% offshore revenue productivity increased which has led to a 1.9% blended revenue productivity increase. It's very interesting. This is the sixth quarter in which we have revenue productivity increase. The last six quarters, we have had continuous revenue productivity increase. Last year, we had gained 4.9% or so year on year revenue productivity increase.

The billing rates continued to be stable with an upward bias. New contracts are coming at around 3%-4% higher than our average. The contract renegotiations are also coming at 2%-3% above average.

Our growth is all around. The top ten customers grew by 2.7% quarter on quarter but if you look at it on a year-to-year basis, you will see strong growth in the top ten customers. Non-top ten grew 13.7% sequentially. As Kris said, we added 48 new customers this quarter. The total number of client is 520. Number of $1 million clients has also gone up. Last quarter it was 285.  This quarter it is 295. 295 clients have given us more than $1 million per year.

Sixteen clients contributed more than $50 million of revenue on the LTM basis, five more than $90 million and three more than $100 million. Fortune 500 clients, we have 113. This quarter, out of the 48 clients we added, three of them were Fortune 500. Our DSO has remained stable. Actually it has come down to 65 days compared with 67 days last quarter. Out of the DSO, 80.9% is less than 30 days. Utilization has gone up from last quarter to this quarter. It has reached 79.5%. Last quarter it was 75.1%.
But other number to note, this is utilization including training, which is at a very healthy rate of 71.2%. This means that we have enough capacity in training which will take care of our growth requirements for the coming quarters. As Kris said, we will be recruiting 30,000 people this year, including the Philips lift-out of 1,400 people.

We have given salary increase of 12%-15% offshore and 5%-6% onsite effective April 1. The salary increase has been neutralized using the numbers of levers we have and our margins have gone up by 280 basis points in dollar terms. Our visa utilization is at a healthy rate of 67%. Our subsidiaries are doing well, IBPO subsidiary is doing well. China and consulting continue to be in investment mode. China has 650 employees, Infosys Consulting has 236. And we have a new subsidiary in Mexico. We have opened a center in Mexico. And that has 27 employees as of this quarter.         We have 3,400 plus employees doing consulting and package implementation, which is contributing 24% of the revenue. With that, let me hand over to Bala to give you color to the financial statement.

V. Balakrishnan

Hi. This quarter we have seen revenues growing by around 10.1% sequentially. We crossed $1 billion in revenues. Our gross margin went up to 42.2% from 38.7% last quarter. And the operating margin has gone up to 27.5% from 24.7% last quarter. We have seen improvement in operating margin of 2.8%. It basically came in because the visa costs which was around $16 million in the first quarter, has come down to $3.5 million because there was of a window of opportunity to apply for H-1 visas in the first quarter. That contributed positively to the margin by around 1.2%. The G&A costs came down by around 90 basis points. Because of the bill rate increase of 1.9% on blended basis, we got a positive impact on margin of 1.1%. Rupee impacted the margin by around 50 basis points because appreciated by 1.2% during the quarter. So net-net, the operating margin went up by around 2.8%.

The effective tax rate slightly went up this quarter. Last quarter, we had a tax reversal of $13 million. If you normalize that, the effective tax rate last quarter was 13.9%. This quarter, it went to 15.1%, basically because we have seen some improvement in the profits onsite. In all of the countries we operate, we do pay taxes. And the tax rate has gone up because of that. We had given a guidance of 46 cents as EPS. We have done 48 cents. We have seen good growth all around.

And in terms of guidance, we have increased our guidance for the full year. We are saying the revenues could grow somewhere between 34.5%-35% for the whole year. And the earnings per share could grow somewhere between 29.4%-30.1%. If you exclude the tax reversal which we had done last year and what we have done in the first quarter of this year, the EPS could grow between 32%-33%.

We have assumed that bill rates to be similar to what we have seen in the second quarter for rest of the year. We assume the currency to be at 39.5 for the next six months. We have not assumed any large deals in the guidance. We have not assumed any price increase in the guidance from what we have seen in the second quarter. We also assumed that the utilization could be somewhere between 76%-80%. We have seen utilization slightly going up this quarter. But when you add more people in the next two quarters, it could come within the band of 76%-80%, more close to the lower end of the band. So overall we have seen strong growth in all areas. We had improved the margins in spite of the currency going against us. We have increased the guidance for the whole year. The momentum for revenue growth continues. I think with this, I'll conclude my presentation. We'll open up the floor for Q&A. Thank you.

Operator

Ladies and gentlemen, as a reminder, to ask a question, please press star-1 on your telephone keypad. Your first question comes from Joseph Foresi with Janney Montgomery Scott.

Joseph Foresi

Hi gentlemen and nice quarter. Nice execution this quarter. I know you talked a little about this in the Indian conference call, but I wonder if you could just talk about, what you're seeing as far as budgeting and spending on IT services heading into next year?

Kris Gopalakrishnan

Hi, this is Kris here. Currently we are seeing that for this year companies continue to spend on IT. In fact, some analysts are even saying that this year's spend is higher than last year by 8% or so. And some of the reasons we see are because companies want to expand into newer markets, especially developing markets, etc, they are spending in technology. They're spending in acquisition, mergers etc. And that is one of the reasons why IT spend is going up. Now for next year it will all depend on how the budgets are set in the first quarter. In the past we have seen that offshore benefits disproportionately because companies transition work to offshore continues and offshore has become mainstream today. So overall, the environment seems to be positive with no signs of slowdown, maybe a slight uptick and definitely trend towards offshore.

Joseph Foresi

Have you seen anything on the discretionary spending side of things?

Kris Gopalakrishnan

In fact, if you look at our consulting, package implementation etc, these services are growing. So we are not really seeing any slowdown on the discretionary spend also. Most of the investments into newer geographies, newer areas, innovation, a lot of interest in RFID, grid computing, software as a service (SAAS), so there is investment happening in innovation, discretion, etc.

Joesph Foresi

Okay and just one last final question here. Have you guys taken a look at any implications from the expiration of the tax holiday and anything and what that would do to your tax rate heading in 2009? And any indication of what would happen politically as far as that tax holiday going away? Thanks guys.

Kris Gopalakrishnan

So as it stands today, we have the Special Economic Zones in some of the centers already operational and in other centers, we are in the process of getting all the approvals and setting it up. So we will have most of our incremental growth coming from SEZ. As the STPI scheme comes to an end in 2009, you will see an increase in our effective tax rate, right now it is around 14%. It may go up to 20%-22% as we see today. But if you are able to accelerate the growth in SEZ, it may be even lower than that. And then it will continue to dip. And from a political side of course, the industry is looking at support from the government to continue the tax holiday. We will have to wait and see what the response from the government would be. I'll let Bala add if he has anything to add.

V. Balakrishnan

See, as of now the law stands, the tax holiday could go up in 2010 but we have to wait and see because there could be a new government in place in 2010. And we have to see what they are going to do.        But as of now, the law is the tax holiday could go off. Our effective tax rate today is somewhere between 13.5% -14.5%. But if tax holiday goes off, it could go up to maybe 20%-22%.

Operator

Your next question comes from Trip Chowdhry with Global Equity Research.

Trip Chowdhry

Thank you. And again congratulations on very, very good execution here. Two questions, first is we are getting some data points that avionics vertical is having some increased traction with Indian IT services companies. I was wondering what kind of services can Infosys be providing to the avionic sector? And the second question I have is regarding setting up more of Infosys offices in rural India. I was wondering, do you have any specific locations where you are looking into setting up new offices? Thanks. And again, congratulations on very good execution.

Kris Gopalakrishnan

So we have actually broad range of services for the aircraft industry - traditional application, development, maintenance, consulting. We do engineering services. We do embedded systems work, product development work. As you know, we're working with, the two major aircraft manufacturing companies. There is also an opportunity for companies in India through the offset program. Infosys is one of the companies which is approved for participating in the offset program. And that could also be an opportunity for us. So we have a good set of services - good opportunities in aircraft industry. Now to the second question, Infosys is today in four tier one - Bangalore, Chennai, Hyderabad and Pune. And actually six tier two cities - Jaipur, Chandigarh, Bhubaneshwar, Mysore, Mangalore, Trivandrum etc. We are looking at tier two cities. As we expand, we do like to look at tier two and tier three cities. We don't want to speculate on any of the new locations because then that would create problems for us and it could actually create speculation. We will look at tier two cities as we grow.

Trip Chowdhry

Thank you.

Operator

Your next question comes from Julio Quinteros from Goldman Sachs.

Julio Quinteros

Great, thanks guys. As we kind of look forward and think about where utilization is currently trending right now, what do you think is the opportunity for utilization as we kind of think about the sequential trend in utilization especially as we think about sort of two factors? One, utilization as a revenue driver and two, utilization as a potential offset to continued rupee appreciation?

S. D. Shibulal

Our utilization is at a very healthy rate right now - 79.5%. We are quite comfortable with 76%-80%. We have seen more than 80% in the past occasionally, 81%-82%. If you take it to unhealthy level that will impact our ability to grow because we need the supply chain to grow as well as to take advantage of any opportunities which will come around. And as Bala said, now we have a large number of people in training. If you look at our utilization including training, it is only 71.2%. So once those trainees get released into the system, the utilization will remain within that band of 76%-80% for the next couple of quarters. And Bala will add to that.

V. Balakrishnan

See, about utilization we always said that we are comfortable with it in the band of 76%-80%. It has gone up slightly this quarter, but when we begin the year we always want to end up with a utilization which is closer to the lower end of the band because we want to have enough flexibility in the model to make sure the growth is there when we see market opportunities. To some extent, our utilization is a function of the market demand we see and is a function of the demand environment.

Julio Quinteros

Got it. And then Bala, one thing I wanted to ask was and I noted the sequential uptick in fixed price work relative to time & materials work. Just in terms of the way that the work is sort of accounted for, I know that the unit contribution for those two is about the same. But when should we expect to see margin benefits from increased exposure to fixed price? Or are we already starting to see it?

S. D. Shibulal

Fixed price has gone up this quarter. It is a part of our strategic direction to increase the fixed price. If we can increase our fixed price and execute them at a higher productivity level, the result of that will be value accrual towards Infosys. So we are focused on the fixed price. We have a separate tool and reuse group now for the last 12 months. They are very much active and focused on increasing productivity. So by increasing fixed price and if we increase productivity in the fixed price projects, we will have the value extraction towards Infosys. And our fixed price today is higher than our average margins by 3%-4%.

Julio Quinteros

Great, thank you.

Operator

Your next question comes from Moshe Katri with Cowen & Company.

Moshe Katri

Hey, thanks. There's seems to be a disconnect between what you were saying Kris about demand trends versus your December quarterly guidance especially in terms of sequential revenue growth. And I mean I'm just curious obviously your stock has been down pretty aggressively in India. It's probably going to open down again today, seem to be mostly on concerns over your guidance. Are you in your guidance, do you feel that the takeaway from this call should be that Infosys is cautious about the spending outlook for December? Or Infosys is being conservative? What do you think we should kind of conclude from this because clearly the market is taking a stand here in terms of what they're understanding from the numbers. Thanks.

Kris Gopalakrishnan

So we have clearly said that we are not seeing any slowdown. Of course January is when the budgets are rest. So next year we will have to wait and see. But we are not seeing any slowdown. We have seen broad growth across the various industries. We give guidance based on what we see. We have a method to how we do guidance etc. And we base it on that. We also make sure that we have slack in the system so that if we see opportunities in the market, we are able to take a full advantage of that and grow faster that that. Basically the guidance is based on what we see in the market today and what we think. We have revised our guidance for the entire year to 34.5%-35%. And Q3 typically is slightly slow. So that's also reflected.

Mohandas Pai

The difference between the two markets is the Indian market looks at the Indian rupee guidance and rupee has appreciated. The volumes are higher than the growth in the EPS in rupees in India whereas, I guess you folks look at the US dollar guidance even though you look at the markets in India and if you look at comparables in the US, 35% growth in the top line and near that in EPS growth for a year among comparables in United States. It's something that people compare with to see how well we are growing, whereas in India they look at 20% because the rupee has appreciated and they say that is not the same like last year. So I think the currency is a live fact between the two markets and that's how people see differently.

Moshe Katri

I'm talking more about the fact that sequentially your growth this quarter was about 10% or so and you're guiding for a deceleration in sequential growth of 5%-6% in the December quarter. And this is without even factoring some sort of a bill rate increase. And this quarter it was about 1.9%. So assuming you'll get another 1% for the December quarter, then we're really talking about 4% to 5% sequential growth and then we're really talking about a deceleration. So I think we're looking at the pure sequential revenue growth numbers and I don't think it really has to do anything with the Indian Rupee. And that's what my question was about.

V. Balakrishnan

No, no. It's not really so. If you look at the last few years, you're always seeing the third and fourth quarter to be soft quarters because third quarter a lot of holidays, fourth quarter is the first quarter and clients finalize their budget and soft spending. You are talking about the larger base also right? So if you look at even Q3 of 2006, even Q3 of 2005, growth has been slower in that third and fourth quarter as compared to first and second quarters. What the Indian market is focused on is the rupee growth, not the dollar growth. We are seeing great momentum in the business - 35% growth in revenues. It's great achievement in this kind of environment with a base of $3 billion. This year we'll be ending at $4 billion. So I don't think the markets are looking two different numbers and coming to different conclusions. But if you look at the momentum in the business and if you look at the growth, I think 10% growth in a quarter and a 35% growth in a year is a great growth.

Moshe Katri

Okay, that's fair. So you're talking about seasonality. And then just briefly, the question is for Mohan - the hiring for the quarter was a bit light. Maybe you can talk a bit in detail about, what's going on in Mysore and talk about your hiring targets for fiscal 2008? Thanks.

Mohandas Pai

In the guidance given at the end of the first quarter, we had said that we'll have 11,000 odd people joining us this quarter, 8500 have joined. We had challenges in Mysore because the infrastructure for training did not come up to speed. They were delayed by three months because the contractors defaulted in completion and there is a cement shortage in India. It sounds funny for me to say this, but it's true. So the people who were supposed to join in second and third week of September are now going to join in the first and second week of October. The offers are there, they're all from the colleges and they're joining now. Some of them have already joined. So I think we're okay. Will it impact our business for this year? No because we have 6,500 people in training and large number of them are coming off training and joining delivery in this month. So the people who were supposed to join us, last two weeks of September were the people who will come off training sometime in January and we have enough people to do work and to make sure that we have enough slack in the system by the time we end this financial year. We have increased the guidance for the number of hires from 26,000 to 30,000, 26,000 at the end of the first quarter to 30,000 now. Of the increase of 4,000, 1,500 are acquired through the Phillips deal and the balance 2,500 organically we'd like to hire from the marketplace. We got a recruitment team in place. This year we'll be hiring 30,000 people as against 31,000 odd we did last year so actually increasing the hiring.

Moshe Katri

Great, thanks. Thanks for the clarification. Finally, just brief comment Mohan, maybe you can talk a bit about your outlook for wage hikes on an ongoing basis. We spoke about this very briefly in July and then since then we continue to see all kind of different media outlets out of India talking about a potential moderation in the wage hikes down the road. Is this something that Infosys sees? And what's your view on that? Thanks.

Mohandas Pai

Well, we do believe at this point of time that the wage hikes for next year will be in the range of 12%-15%, same as this year and the year before that. We do not see any signs of moderation for many reasons. One, the offers for freshers for the next year is already out. We already made 18,000 offers; other companies have made their offers and there's already a hike in the freshers compensation by about 8% to 10%. And right now when you look at hiring in the lateral level, in the middle level, you see the wages going up. So next year definitely it will be 12%-15% as we see it at this point of time and we do not see any moderation. Remember it's not only the IT hiring in India. It is the whole industry hiring in India. Unless the growth rates in India come down significantly, there'll be no let up in hiring. Do we see it going up more than this? At this point of time, no; we are comfortable with range. And far as the 12%-15% hike in salaries it April or March will mean a 7%-8% increase in per capita salary cost for the whole year compared to the previous year because of the pyramidical structure that we have built.  So, we're quite comfortable with what we're doing and I think that we are okay.

Moshe Katri

Thank you.

Operator

Your next question comes from Mark Marostica with Piper Jaffrey.

Mark Marostica

Thank you and nice job on the quarter. Obviously your offshore mix has been increasing over a number of quarters. This quarter jumped up over 68%. I'm curious as to number one, what you see as potentially a practical limit to your offshore mix? And secondly, if you could comment on the relative margin differential onsite versus offshore effort? Thanks.

Kris Gopalakrishnan

So, you know, we are comfortable with about 30% onsite and 70% offshore but it is actually not the same across all the service lines we offer. So, for example, Enterprise Solutions which started off as mostly onshore, almost all onshore; today has only 40% onshore and 60% offshore. So we try to actually bring more efficiency. It's a win-win scenario for both Infosys and the client in the sense that the client sees lower costs and we see higher margins. So for the second part of your question on the margin improvements, typically the margins are almost double when we deliver the work from offshore.

Mark Marostica

Thanks. And then I wanted to ask a question on the retail segment. You had a real solid result this quarter. Is that being driven by retailers who are seeing some sluggishness pushing more work offshore? And maybe if you can comment prospectively, are you sensing any hesitancy among your retail clients as you kind of look at their budgets, you know, coming up for this year?

Kris Gopalakrishnan

Retail for us is a global business and we saw a good growth of retail in Europe. We've acquired new clients in retail in Europe, so that's partly the reason. Some of the new clients who have come in are in retail segment. For the same clients, the growth as you said may not be as much but across the world and across the total business we are seeing good growth in retail. What is happening is retail companies are now looking at offshore more aggressively and trying to leverage this model as they see the environment becoming more global and environment requiring more efficiency from them.

Mark Marostica

And then last question, I'll turn it over. Attrition ticked up this quarter. Can you give us a sense for some of the drivers that impacted this quarter?

Mohandas Pai

This quarter on an LTM basis we had 14.2% as against 13.7%. We made an analysis of the 0.5% increase. Out of 0.5%, 0.37% is due to the increase in the people who left us for higher education. We had 1,300 people LTM leaving us for higher education as against 970 in same time previous year. And if look at this quarter versus the last quarter, there's an uptake in the number of people who left us for higher education because it is the season for MBA courses and M Tech courses. And the number of people who left us in the months of August and September is down from the number of people who left us in July. July we had a spike and the spike was because of people leaving us. So I think we're quite comfortable. If you remove the numbers about from involuntary attrition we are at 12.8% out of 14.2%. And if you remove the number of people who leave for higher education, I think we're very comfortable at about 10.5% or so and I think its okay because only about 43% of the total people who leave us in a year leave us to join other companies and that ratio has been almost the same for the last three years.

Mark Marostica

Great. Thank you.

Operator

Your next question comes from the Rod Bourgeois with Bernstein.

Rod Bourgeois

Hey, it's again Rod Bourgeois here. And Mohan, I just wanted to follow up we spoke on the earlier conference call something about the attrition I wanted to follow up on that point a little bit. The quarterly attrition if you annualize the quarterly rate, it looks like it jumped up to a little over 17%. That's a meaningful uptick. And it would also suggest that mathematically that your LTM or your last 12 months attrition rates over the next couple of quarters could continue to rise. Is that the right way to look at it or is something going to happen to send the tide on that in the next couple of quarters?

Mohandas Pai

Well, we had 2,700 people leave us in the services this quarter; that's against 2,100 odd people left us in the previous quarter. Out of which we had about I think about 700 people leave us in August and about 750 or 800 leave us in September. So it has been constant for the last two months and the spike was in July. And we had a spike in June. So June and July are the months when people leave us for higher education. If you net that out and look at LTM or look at it annualized basis or look at it on a quarterly basis, it has come down. So I think net of the spike I think we're quite comfortable. We've not seen a spike in people leaving us for compensation or for joining other companies. But what is interesting is the number of people who leave us for higher education is increasing. I guess people have an aspiration that after working two, three years, they want to do an MBA degree. And, you know, people are always fascinated by an MBA and that's the spike. Apart from that, we don't see any of the spikes. So to that extent I think we are quite comfortable. I think it is under control.

Rod Bourgeois

But isn't that a trend that could continue and, if so the math would suggest that your LTM attrition could go up in the next couple of quarters?

Mohandas Pai

Well, it all depends on how we stabilize in October, November and December. Because the trend has been down in the sense that if you take LTM upto July, it is up and it came down in August and September if we take LTM. So if it remains the same pace in August and September for this month and the next two months, I think there is a chance of coming down. So we will see some stability.

Rod Bourgeois

You don't view this as a new sort of challenge to deal with from a wage inflation perspective or just a ongoing ability to manage the supply part of the equation? Or are you viewing this as a new challenge that's meaningful or just kind of a relatively minor issue as you've managed the supply side?

Mohandas Pai

Well, people leaving us is always a challenge. We prefer them to stay back with us and build up careers because it's always good to have great people working for you. And, you spend more money and effort trying to recruit from outside to fill the bridge because of people leaving you. We prefer people not to leave us but we have to accept the reality, how it is, that the opportunities here in the local industries, India's growing at a very fast pace. So to an extent people would leave us, the challenge is to keep it in reasonable limits that you can afford and manage. Is it hurting us in getting fresh challenge from the marketplace? No because our hiring of laterals has gone up and the lateral conversion rate has gone up compared to the previous year. So that's exciting and even from the colleges, the supply is up. The challenge at the fresher level in India is not the supply, it's the ability to hire and train people. They're all trainable people; you need to train. You need to invest in training and that is a challenge. And we have built up a capacity. We could train 40,000 people a year in Mysore. Across the company, we have a system, we have a capacity to train 50,000 a year and we could house all of them for up to four months in our campuses all over. So the cost of training is significantly less than any other corporation in the world. So I think we have built competitive advantages and we are taking steps to utilize this.

Rod Bourgeois

Great. Thanks for that. And in the margin performance under those circumstances is clearly impressive. On the earlier conference call, you guys indicated that discretionary spending could see some slow down at certain clients that have a credit card business. And I was wondering if you could quantify what percentage of your client base might fall into that category of potentially having a slow down because of credit related issues?

Ashok Vemuri

If you're looking for the exposure that we have for companies that are in the mortgage business, it's about half a percent actually less than half a percent. But also on the credit card basis, we're actually not seeing any slow down in our credit card clients but we are seeing some amount of provisioning that they're doing. So we think that they may be anticipating some kind of a slow down as a result of the perceived reduction in the wealth effect because housing prices have been falling down. But all our conversations with clients we have not seen any reduction in any spend/ budget or any cancellation of projects.

Rod Bourgeois

Right but it says like beyond the half percent that's exposed to mortgages, there's a slightly larger client base that might be provisioning for some slowing, discretionary spending. Can you quantify how big that additional client base is beyond the mortgage clients?

Ashok Vemuri

All our clients, you've seen the results that they have come out with are providing for something either because they're taking a charge off. Everybody has come clean, which is good, come clean in terms of what they're (MBS) or (ABS) portfolios are. In terms of being able to pinpoint a discretionary spend with these clients, it varies from client to client. But clearly in our conversations with our clients we have actually not seen them talk about any cancellation delays or deferrals of any kind of a project where the discretionary, semi-discretionary are pure lights off as of today.

Rod Bourgeois

Right so would you be surprised if there was a meaningful slow down in discretionary spending that affected your growth outlook over the next couple of quarters?

Ashok Vemuri

Hard to say in terms of whether there really will be one. We are tracking and modeling all the macroeconomic indicators. We do not believe that there is any systemic risk out there. We do not believe any hidden surprises. But there'll definitely be some amount of delaying for projects, which could be done later on. So from that perspective, yes we could see some discretionary spend getting deferred but we again to reiterate, we have not seen any of that in either in our conversations with our clients, nor have we heard them mentioning it. But in this particular space, we're watching it very, very closely and we're in constant dialog with our clients and we are modeling what we see and hear in order to see the impact it will have on their business as well as consequently on the IT spend in our business.

Rod Bourgeois

Thanks for the help with the extra color. Yes.

Operator

Your next question comes from Julie Santoriello with Morgan Stanley.

Julie Santoriello

Thank you. Just a couple of questions. You talked about the outlook for pricing, bill rates, for next year. It's been a nice positive - nice challenge for you this year. Do you think that kind of increase in bill rates can continue for next year?

Kris Gopalakrishnan

First it is too early to talk about next year. We have two more quarters. We have seen six quarters of increased per capita income for the company. This quarter, 1.9%. The trend is positive. We are seeing that 3%-4% increase in new contracts and about 2%-3% when contracts come up for renewal. Not all of them, at least some of them. So the trend is positive. Clients realize that our costs are going up in India. Of course they would benchmark it with inflation rates and things like that in the country in which they are operating rather than India. But we have seen consistently that 2%, 3%, 4% is possible. And then the way we have constructed the model, Mohan talked about 12%-15% increase in compensation in India. That is about 16%-17% of our overall revenue. And over the year, Mohan also told that it comes down to about 7%. So if you look at the effective impact of compensation increase it comes down to about approximately a percent or 1.5%. And that is something which we can absorb because we have seen that revenue per employee, the per capita income per employee is going up. And that's why the model is resilient and the model is able to sustain the margins we have.

Julie Santoriello

Thanks. That's really helpful. If I could also ask you if we do see a general slowdown in the global economy and we do begin to become more concerned about budgets for next year, you know, which part of your business would you be most concerned about? I mean do you think you would see if first in the ITO business or the BPO business?

Kris Gopalakrishnan

The BPO business is much smaller. So we are not seeing any slowdown. But if there is, the rest of the company can easily absorb. The BPO business dynamics is also very different. They are in several conversations already, several deals already and I don't know whether those will get pulled back at this point because most of the reasons for looking at offshore is actually improvement in efficiency, reduction in costs etc. And if there is a slowdown, there will only be an acceleration of move to offshore. And when it comes to IT outsourcing, the primary driver is move to offshore rather than IT spending. The primary driver for our growth is the move to offshore. And that I think continues used to be strong. This has become the mainstream model for even global system integrators. Their number of employers in India is growing. So everybody sees that the opportunity for the future is really leveraging the GDM model and offshore should continue to increase. We see this from other analysts i.e. technology analysts, we see this in the NASSCOM McKinsey report where they're predicting that the industry should continue to grow at 25%-30%. And in that growth the larger companies are seeing disproportionate share of that growth.

Julie Santoriello

Makes sense. Just lastly can you comment on your appetite for acquisitions right now and particularly if acquisitions will be necessary to expand geographically? Thank you.

Kris Gopalakrishnan

Acquisitions can accelerate our entry into a market. Acquisitions can fill a gap in the services footprint we have. Acquisitions can help us become a larger player in the consulting business etc. Acquisition definitely is important for us. Now having said that, you know the history of acquisitions is that 85% of acquisitions do not deliver the value they're supposed to deliver. So we are, careful in selecting the companies. We have certain parameters which we look for in terms of strategic fit, overlap of business, overlap of clients, ability to retain employees and the profitability of the business, valuation; the values, culture, ethics, how we can integrate both organizations.            So we look at many of these parameters. And as we find some company which fits these and of course they should want to be acquired. We are not looking at a hostile takeover or something. So they should want to be acquired. And then you will see Infosys doing an acquisition. There is another kind of acquisition which is participating in outsourcing deals like the Philips deal. And you will see, Infosys becoming more active in that space also. So you will see two kinds of acquisitions from Infosys

Operator

Your next question comes from Andrew Steinerman with Bear Stearns.

Andrew Steinerman

Hi, thanks for taking my question. If you had met your hiring plans for the September quarter, do you think revenue growth would have been higher? In other words, did the couple weeks shift out of people coming on board, do you think that constrained revenue growth in this September quarter in any way?

Mohandas Pai

No. We had enough people in the system to possibly grow 2 to 3% more.

Andrew Steinerman

Okay. So when you look back at the September quarter, the 7.7% volume growth, is it fair to say the constraints to growth would be demand not supply?

Mohandas Pai

Absolutely, specially for us.

Andrew Steinerman

Okay, thank you very much.

Operator

Your next question comes from David Grossman with Thomas Weisel Partners.

David Grossman

Hi, thanks. Actually just to expand on Andrew's question. I mean it looks like on a year over year basis, you were capacity constrained but unit growth decelerated to about 28% year over year and had been in the low to mid 30s. And I was wondering if you could just help us understand at least from your perspective, how we should view that. And then secondly if you could perhaps relate that, I think you said also that your gross head count adds would be up maybe 1,000 people year over year, but essentially flat. So perhaps if you could kind of relate what you're seeing on the unit growth side also to what you're doing on the headcount side. Thanks.

Kris Gopalakrishnan

Well David, we model the business for a particular growth rate based on how we see the business and to a certain extent that is also a limit to our growth. We provide for slack. As you know 77%-81%, a 4% improvement in the utilization for a quarter or so is possible, is sustainable. And you saw a perfect example of that in this quarter where we had budgeted certain growth rate but we grew much faster. And of course we were helped with an increase in per capita income also. So the way we look at our business is that we steady, consistent performance and growth. And sometimes some clients grow faster. We do get surprised because of that. But the beauty is that we're able to take advantage of that and grow the business. That's what typically happens. Other than that there is no slowdown or anything like that. And the business is a planned growth business.

David Grossman

So you wouldn't view the 28% year over year growth as a deceleration but just lumpiness in your model?

Kris Gopalakrishnan

Yes.

David Grossman

I see. And I guess looking at the margins, in terms of the dynamic between pricing mix and utilization, could you give us some relative weights on how important those three items, each of these three items were in terms of driving the realization rates up in the quarter?

V. Balakrishnan

We have to use some of the levers or all of the levers at some point in time. Pricing is good because any 1% increase in pricing, it will have an impact on margins by around 60 basis points. Utilization could give a benefit of 40 basis points. Scale benefits we have to see. If could be somewhere between 50 to 60 basis points. So I think all the levers are important. But we may choose to use some of them or all of them at some point of time.

David Grossman

So I think you said that utilization would be coming down sequentially if you hire and bring in these incremental hires. So to hold the margins within your 50 basis point band what are the levers that are going to allow to do that with utilization coming down in the second half of the year?

V. Balakrishnan

No what we said was we always want utilization to be within the band of 76%-80%.Closer to the year, probably we'll try to bring it down to the lower end of the band. If the utilization goes down say by around 2%; probably it have an impact of around 80 basis points. We can get some lever out of the G&A costs and also the onsite-offshore mix coupled with some increase in pricing.

David Grossman

I see. And one last question about the other income. It looked like it was down more than I would have anticipated even with the more stable rupee. Was there any other dynamic Bala going on there in terms of rates or anything else that would have impacted that number sequentially?

V. Balakrishnan

Well I think it is basically because of the yield. Last quarter the average yield was something around 11.5%-12% on the money we deployed. This quarter that's come down to around 7.58% because there is enough liquid in the banking system. So generally interest rates have come down. And last quarter we also had the forex benefit of about $17 million. This quarter it's not there because rupee again appreciated from the base. Otherwise I don't think there's any other thing.

David Grossman

Okay. And just one last thing on the tax rate, so if we look at in the second half of the year to kind of hit the 13.5%-14.5%, does that mean that it actually comes down in the second half of the year from the 15% level?

V. Balakrishnan

Yeah it has gone upto 15% in the second quarter because the onsite profitability has gone up. Because last quarter we had a visa coming and this quarter we don't have that. It could get normalized in the next two quarters. Probably it will be somewhere between the 13.5%-14.5% range.

David Grossman

Is that for the second half of the year or for the year in its entirety?

V. Balakrishnan

Both for the second half of the year and the full year.

David Grossman

I see. Very good, thank you.

Operator

Your next question comes from Ashish Thadhani with Gilford Securities.

Ashish Thadhani

Yes good evening. Nice quarter. Your operating margin was relatively unchanged from a year ago at about 28% despite the 13% rupee appreciation which would be about 600 basis points impact. The question is where has this 600 basis points been made up? And how much more cushion do you see?

V. Balakrishnan

Well it's been basically made up from the higher billing rates we have seen. First quarter we had seen the billing rate going up by around 1.1%, this quarter again it went up by 1.9%. The utilization in the beginning was around 73%-74% and it has gone up to 78%. And we got some benefit on the G&A side because of the scale. So it's a combination of all the three which tended to offset the rupee.

Ashish Thadhani

So it's basically these three items right? These are the three major items that would offset the entire rupee appreciation year on year?

V. Balakrishnan

You're right. These are the three major items which help us offset the impact, yet.

Ashish Thadhani

And would you have a finer breakdown of how these three - what they were in terms of relative impact?

V. Balakrishnan

Well we can take it offline, because last year also we had said what are the levers we used. Probably we can take it offline.

Ashish Thadhani

Sure, okay. Thank you.

Kris Gopalakrishnan

Thank you all very much. Really appreciate all of you taking time off to interact with us. We look forward to talking to you all during the quarter or at the end of next quarter. And have a good day. Thank you.

Operator

Ladies and gentlemen, this concludes today's second quarter results conference call for Fiscal 2008 for Infosys Technologies. You may now disconnect.